

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Michael Drozd
Chief Executive Officer
AgEagle Aerial Systems Inc.
8833 E. 34th Street North
Wichita, Kansas 67226

   Re: AgEagle Aerial Systems Inc.
     Registration Statement on Form S-3
     Filed February 5, 2021
     File No. 333-252801

Dear Mr. Drozd:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Mitchell S. Nussbaum, Esq.